UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Revisions of Forecast of Non-Consolidated Earnings for the Six Months Ending September 30, 2007

(Under Japanese GAAP)

Tokyo, September 28, 2007 — Mitsubishi UFJ Financial Group, Inc. (MUFG) today announced that it has revised its forecast of non-consolidated earnings for the six months ending September 30, 2007. These revisions were mainly due to, among other things, impairment of investment in subsidiaries and affiliates.

Forecasted non-consolidated earnings for the six months ending September 30, 2007 under Japanese GAAP

(in billions of Japanese yen, except percentages)

	As previously announced*	As revised	Increase
Ordinary income	195.0	195.0	0.0	0.0%
Ordinary profit	180.0	180.0	0.0	0.0%
Net income	180.0	100.0	(80.0)	(44.4%)
*	Announced on May 23, 2007

Forecasted non-consolidated earnings for the fiscal year ending March 31, 2008 under Japanese GAAP

The earnings forecasts for the fiscal year ending March 31, 2008 will be announced with the financial results for the six months ending September 30, 2007.

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Financial Planning Division

Tel: 81-3-3240-2911

This press release contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, the statements and assumptions are inherently not guarantees of future performance and may result in inaccuracy from an objective point of view and in material differences from the actual result. For the main matters that may be currently forecast, please see Consolidated Summary Report, the Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.